Exhibit 99.4

French limited liability company (société anonyme)

with share capital of €1,758,930.70

Registered Office: 8, rue de la Croix Jarry - 75013 Paris

Paris trade and companies register No. 428 859 052

OVERVIEW

FINANCIAL YEAR ENDING DECEMBER 31st 2015

1.	Situation of the Company and its subsidiaries and activities for the financial year ending December 31st 2015

Cellectis S.A. (hereinafter “Cellectis”, “the Company” or “we”) is a french société anonyme based in France with a registered office located in Paris. We are specialized in genome engineering and we use our core patented technologies to develop products in the emerging field of immuno-oncology. Our product candidates based on T cells to selectively modified genes, and that express chimeric antigen receptors, or CARs, aim to harness the power of the immune system to target and eradicate cancers. Our gene targeting technologies allow us to create CAR T allogeneic cells, which means they come from healthy donors rather than patients themselves. Besides our activity in immuno-oncology, we are also exploring the use of our technologies targeted modification of genes in other therapeutic applications, and seek, moreover, to develop healthier food for a growing population.

Cellectis is listed since 2007 on the Alternext market of Euronext Paris. In March 2015, we completed a public offering of 5.5 million American Depositary Shares on the Nasdaq for gross proceeds of $ 228.2 million.

The financial statements of the Company for the year ended December 31st 2015 include Cellectis, its two French subsidiaries, Cellectis Bioresearch and Ectycell, its three subsidiaries located in the United States, Cellectis, Inc., Calyxt, Inc. (previously Cellectis Plant Sciences, Inc.) and Cellectis Bioresearch Inc. Our research activities in United States are performed at Cellectis Inc. which is operating since April 2015. On May 18th 2015, we signed an agreement with the Caisse des Dépôts et Consignations for the purchase of the 25% of Cellectis Bioresearch not yet held by Cellectis SA. Cellectis SA became the sole shareholder of Cellectis Bioresearch. This transaction decreased the equity of the group of $ 3.5 million. In addition, the Group proceeded to following internal reorganization that had no impact on the consolidated financial statements.

•	Ectycell was merged with and into Cellectis Bioresearch in August 2015, with retroactive effect as at January 1st 2015.

•	Cellectis Bioresearch was merged with and into Cellectis in December 2015, with retroactive effect as at January 1st 2015.

•	Cellectis Bioresearch, Inc. was merged into Cellectis, Inc. in September 2015.

As of December 31st 2015, the Group includes Cellectis S.A., Cellectis, Inc. and Calyxt, Inc.

Corporate Highlights for the year ending December 31st, 2015

Manufacturing:

•	October 2015 – Successful completion of a series of three production runs of UCART19, Cellectis’ lead TALEN® gene-edited product candidate, confirming the implementation of Cellectis’ manufacturing process in GMP conditions.

Clinical:

•	December 2015 – Submission of a Clinical Trial Application (CTA) to the Medicines & Healthcare products Regulatory Agency (MHRA) requesting approval to initiate Phase I clinical trial of UCART19 product candidate in acute lymphoblastic leukemia (ALL) in the United Kingdom.

•	November 2015 – Treatment by physicians at University College London’s Great Ormond Street Hospital (GOSH) of a young patient suffering from aggressive ALL using UCART19 product candidate on a compassionate use basis in June 2015. The encouraging data of this first-in-human clinical use of UCART19 was subsequently presented at the 57th American Society of Hematology (ASH) Annual Meeting in December 2015.

Corporate:

•	November 2015 – Early exercise of Servier’s option on UCART19 product candidate and announcement by Servier and Pfizer of a new global license and collaboration agreement between them. Cellectis received 35.6 million euros ($38.5 million) upfront from Servier and may receive up to 895 million euros ($974 million) in further potential option exercise fees and development, clinical and sales milestones, in addition to royalties on sales and research and development costs reimbursements.

•	April 2015 – Opening of R&D labs and offices in New York City with staff of 16.

•	March 2015 – Completion of Cellectis’ U.S. IPO on the Nasdaq, raising more than $228 million of gross proceeds.

Medical et R&D:

•	September 2015 – Entry into a research and development alliance with MD Anderson Cancer Center aimed at bringing novel cellular immunotherapies to patients suffering from different types of liquid tumors.

•	June 2015 – Entry into a research and development alliance with The Weill Cornell Medical College (WCMC) aimed at bringing novel cellular immunotherapies to patients suffering from acute myeloid leukemia.

Calyxt, Inc. (« Calyxt »)

•	December 2015 – Confirmation by the USDA that Calyxt’s powdery mildew-resistant wheat product candidate falls outside the scope of plant regulation.

•	December 2015 – Research collaboration and licensing agreement signed with Plant Bioscience Limited for trait development in wheat, rice and corn. This new collaboration expands the relationship between Calyxt and Plant Bioscience Limited, boosts the trait development pipeline at Calyxt for gluten-reduced wheat, and provides access to traits in two new crops: rice and corn.

•	November 2015 – Completion of first field trial of Calyxt’s cold-storable potato product candidate in Minnesota, Wisconsin and Michigan.

•	November 2015 – Harvest of over one ton of high oleic soybean product candidate, after completion of second year of field trial.

•	July 2015 – Exclusive worldwide license granted to Calyxt by University of Minnesota under the patent rights of the PCT/US2013/046495 patent family entitled “Gene Targeting Using Replicating DNA Molecules.”

•	July 2015 – Calyxt named among the “50 Smartest Companies in 2015” by MIT Technology Review.

•	June 2015 – New wheat program added to Calyxt’s pipeline. The trait provides endogenous resistance to powdery mildew of wheat.

•	June 2015 – Announcement of alfalfa seed collaboration with S&W Seed Company.

•	April 2015 – Confirmation by the USDA that two Calyxt soybean breeds, high oleic and low linolineic, fall outside the scope of plant regulation.

•	April 2015 – Exclusive worldwide license granted to Calyxt by University of Minnesota under the patent rights of the WO/2014/144155 patent family entitled “Engineering Plant Genomes Using CRISPR/Cas Systems”.

While the headcount for the Company was 123 employees in 2014, there were 116 employees in December 2015.

Strategy

Our strategy is to exploit the potential of transforming our targeted gene modification technologies and expertise, through two product platforms: our cell engineering platform, designed to deliver therapeutic products, and our engineering plants platform, designed to provide healthier food for a growing population.

Key elements of our strategy are:

•	Advance our additional UCART product candidates into clinical trials. We have a deep pipeline of promising immunotherapy product candidates in various stages of development, which we plan to develop and advance into clinical investigations. Based upon pre-clinical results to date, we expect several of our product candidates to enter into clinical trials in the coming years. We plan to continue to leverage our cell-engineering platform to develop additional UCART product candidates and to expand our clinical pipeline of CAR T-cell product candidates in the coming years.

•	Leverage our existing and potential future alliances to advance our research and to bring products to market. Our strategic alliances with Pfizer and Servier for the development of CAR T-cell applications in oncology provide us with funding for research and development, and may provide milestone payments and royalties on sales. We may enter into additional strategic alliances to facilitate our development and commercialization of CAR T-cell immunotherapy products.

•	Expand our product pipeline to other therapeutic indications with unmet medical needs. We intend to continue using our gene-editing technologies in therapeutic applications beyond immuno-oncology, including the treatment of chronic infectious diseases, autoimmune diseases and allergic diseases.

•

Develop plant products for the multibillion dollar agricultural-biotechnology market through the use of our gene-editing platform. We are applying our gene-editing technologies to create food products with consumer health benefits, adaptations for climate change or nutritional enhancements that address the needs of a growing population. By selecting and inactivating target genes in certain agricultural crops, we believe we can produce unique variants with consumer benefits. For example, we are developing a potato that could be stored safely in cold conditions and have completed the first field trials for this product, new soybean breeds with improved oil qualities and protein content, of which we have completed the second year of field trials and powdery mildew resistant wheat. We also intend to integrate additional crops into our product pipeline, including canola, corn and rice.

2.	Review of Financial Statements and Results

Cellectis’ Annual Accounts

Our net sales amounted to 52.671.168 euros, an increase of 231.97% from the amount of 22.706.204 euros recorded in 2014. The result for the year is a profit of 11.370.668 euros against a profit of 2.831.531 euros for 2014.

Income statement

The consolidated revenues amounted to the sum of 50.346K€ against 21.627K€ for the previous year. The increase of 28.7 million euros, or 132.8%, mainly due to the increase of 36.4 million euros of revenues under our collaboration agreements with Pfizer and Servier, partly offset by decrease in licenses revenue (-5.3 million euros), R&D services (-1.3 million euros) and income from sales of products and services (-1.1 million euros).

Consequently, loss from continuing operations amounted to –20.373K€ against -972K€ for the previous year.

Current assets on December 31st, 2015, amounted 334.218K, including 314.238K€ cash and cash equivalents.